Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

October 13, 2003

To Our Investors:

Because you may not have been able to listen to both GE’s and Amersham’s investor calls last Friday, I wanted to pass along the key comments that were made in the two sessions giving some color to the synergies that we are preparing to capture upon approval of the transaction.

To listen to either of the meetings or access the presentation materials you can simply go to www.ge.com/investor and follow the links to the call of your choice. For further information about the transaction, please read the full press release at Download UK Press Release.

We described both Revenue and Cost synergies available to the combined entity. I’ve included comments made by Jeff Immelt [JI], Keith Sherin [KS], Joe Hogan [JH], and Sir William Castell [WC].

Excerpted Comments on Synergies:

REVENUE SYNERGIES — We expect to generate revenue synergies by the end of the third full year in the order of $350 million to $400 million annually, which are expected to translate into operating profit synergy benefits of $100 million to $200 million annually.

•	Additional Diagnostic Pharma (Contrast media) sales through the GEMS global distribution network

On the geographic coverage, you know, GE, we have over a thousand commercial people in China and a strong business almost $700 million of the medical business in China. Amersham is relatively small there. And we’re really excited to have access to our commercial channel and our strength in the healthcare business in China. [KS]

•	Better GEMS PET / CT penetration through key Amersham relationships and focus areas

We [Amersham] have made a £100 investment in PET in Japan. [ . . . ] We’ve been installing the engine — the cyclotron — to make FDG. We didn’t have cameras, and we need cameras, and there is a market out there for $200 million worth of cameras immediately. So we are going to start working immediately to make sure all the accounts we’ve signed up already for FDG are buying the right camera. And the right camera, if anybody wants to know, is a combination of PET and CT because that combination is phenomenal in terms of diagnostic medicine. [WC]

•	New Pharmaceutical customer channel for GEMS Diagnostic Imaging and Clinical IT

This also is a new channel for us. We were working about three years to sell more and more of our diagnostic equipment into the pharmaceutical research labs and we’ve been fairly successful but this really broadens our capability to do that and accelerate growth. [JH]

The Amersham company has been slow on developing its software for support of its pharmaceutical diagnostics. We have started to do this vigorously in Japan. We are doing what we call evidence-based medicine. [ . . . ] We want to do more of that and we are going to have the resource to do that. [ . . . ] But now we have the IT people in GE who . . . this is their bread and butter. So we will help them develop their sales. They will help me get better evidence to the customer quicker, and I cannot wait to do it. [WC]

•	Increased penetration of services to the Amersham installed base

Finally in Services you know it’s a hallmark of GE working on the installed base and delivering additional productivity to customers. There’s over 26,000 units in the installed base in lab and production systems and we’re looking forward to bringing our service skills to that installed base. [KS]

That’s what GE has done for ages . . . it has found ways to take an installed base and add more value for our customers and do a better job selling there. [JI]

•	Accelerated introduction of new imaging agents (impact beginning after year 2)

And finally, with new products, we think really harmonising the new product development process and being able to marry both imaging and diagnostic pharmaceuticals is going to allow us to introduce better products faster. [JI]

. . . it is about protocols, about optimizing software and protocols around where PET scanning and high field MR scanning go in the future. I think that is ultimately, from a clinician’s standpoint, where the value is. So I think what it allows for is a sense that for two complementary products, you can advance them faster in the future because of that closeness. [JI]

COST SYNERGIES — We expect to achieve cost synergies for the combined business in the range of $300 million to $400 million annually by the end of the third full year, an amount that represents approximately 3 percent of the combined businesses’ total cost base.

•	Duplicate public company infrastructure

On general and administrative, I think the obvious first step here is that this will no longer be a separate public company and we’re going to continue to invest in research, we’re going to continue to invest in sales and distribution, and we’re going to consolidate and get the synergy we can on general and administrative areas. [KS]

•	Sourcing opportunities on both direct and indirect materials and services

On the sourcing front we are quite novice. We spend all our time driving innovation; we really haven’t brought efficiency to our sourcing. McKinsey came in last year and told us we could improve our margins — I haven’t told you this — they said by $60 million if we sorted out our sourcing. We are just starting to do that. [WC]

We’re very strong in our global supply chain. We have a great global product company and in addition we have more purchasing skill from a sourcing perspective. We’re going to bring that to the table. [KS]

•	Distribution infrastructure and back offices

In terms of global infrastructure, it’s pretty clear that when you look at the sales coverage across both GE Medical and Amersham, we have redundant facilities all around the world and we’re going to be able to consolidate in the best opportunities there. [KS]

•	Manufacturing efficiencies and benefits of Six Sigma best practices

Amersham is a technologically driven company, and it’s about biology. We obviously have physics and we have chemistry, but I have to say we are not good on engineering, and when we bought a business in North America last year and found the first person who actually understood six sigma, I started to celebrate. Because though we’re good on biology we didn’t have the reliability in our instrumentation that we really do need. So to build into a group that has that engineering capability is absolutely ideal for us. [WC]

Stressing the point that Jeff made during the call . . . we have experience extracting these kinds of synergies from our acquisitions. Acquisitions in our Healthcare IT business delivered strong savings and improvements in margin rates. We have great experience in acquisition integration with best practices gleaned from all our deals across all our businesses. We know how to do this.

As a point of perspective, Amersham Biosciences is producing ~11% OP (LTM 1HFY03) with Protein Separations business at approximately 30% OP. Simply completing the ongoing restructuring of the Discovery Systems segment and returning it to “normalized” profitability rates would contribute meaningfully to higher profit rates.

As always, Joanna and I are available for any questions you may have.

Best,

—Rich

Rich Wacker

Vice President, GE Investor Communications

1-203-373-2468

Richard.Wacker@ge.com

This message contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

The contents of this communication are not intended to mean that GE earnings or earnings per share for any period will necessarily exceed those of any prior year.

The directors of GE accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of GE (who have taken all reasonable care to ensure that such is the case), the information contained in the announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.